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                                                                       EXHIBIT 8

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                                                        direct dial 404 815 6539
                                                         direct fax 404 541 3173
April 13, 2004                                     SDayan@KilpatrickStockton.com



Fairbanco Holding Company, Inc.
65 Washington Street
Fairburn, Georgia 30213

Ladies and Gentlemen:

         We have been requested to render our opinion expressed below in connection with the proposed merger (the "Merger") of Fairbanco Holding Company, Inc. ("Fairbanco"), a Georgia corporation, with and into United Community Banks, Inc. ("United"), a Georgia corporation, with United being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization, dated March 11, 2004, as amended (the "Agreement"), by and between Fairbanco and United. Simultaneously with the Merger, 1st Community Bank, a federal savings bank and a wholly owned subsidiary of Fairbanco, will be merged into United Community Bank, a Georgia bank and a wholly owned subsidiary of United, with United Community Bank as the surviving entity as set forth in the Agreement. Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Agreement.

         In rendering our opinion, we have examined the Agreement, the Merger Agreement, applicable law, regulations, rulings and decisions.

         Our opinions set forth below are subject to the following assumptions, qualifications, and exceptions:

                  (a) During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures,
         (ii) the authenticity of all documents submitted to us as originals,
         (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photostatic copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

                  (b) As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Agreement and related documents. We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

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April 13, 2004
Page 2


         Based on and in reliance on the foregoing and the further qualifications set forth below, and provided that the Merger is consummated in accordance with the Agreement, it is our opinion that:

                  (a) The Merger and the issuance of shares of United Stock in connection therewith, as described herein and in the Merger Agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Code;

                  (b) No gain or loss will be recognized by holders of Fairbanco Stock upon the exchange of such stock for United Stock as a result of the Merger;

                  (c) Gain or loss will be recognized pursuant to Section 302 of the Code by holders of Fairbanco Stock upon their receipt of cash, including cash (i) in lieu of fractional shares of United Stock, and (ii) upon their exercise of dissenters' rights;

                  (d) No gain or loss will be recognized by Fairbanco as a result of the Merger;

                  (e) The aggregate tax basis of United Stock received by shareholders of Fairbanco pursuant to the Merger will be the same as the tax basis of the shares of Fairbanco Stock exchanged therefor (i) decreased by any portion of such tax basis allocated to fractional shares of United Stock that are treated as redeemed by United, (ii) decreased by the amount of cash received by a Fairbanco shareholder in the Merger (other than cash received with respect to fractional shares), and (iii) increased by the amount of gain recognized by a Fairbanco shareholder in the Merger (other than gain recognized with respect to fractional shares); and

                  (f) The holding period of the shares of United Stock received by the shareholders of Fairbanco will include the holding period of the shares of Fairbanco Stock exchanged therefor, provided that the stock of Fairbanco is held as a capital asset on the date of the consummation of the Merger.

         In general, cash received by holders of Fairbanco Stock exercising their dissenters' rights will be treated as amounts received from the sale of their shares of Fairbanco Stock, and (provided that such Fairbanco Stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such Fairbanco Stock and such shareholder's tax basis in such Fairbanco Stock.

         We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of Fairbanco Stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt

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April 13, 2004
Page 3


organizations, non-United States persons, persons who do not hold their Fairbanco Stock as "capital assets" within the meaning of section 1221 of the Code, and persons who acquired their Fairbanco Stock pursuant to the exercise of options or otherwise as compensation, or (b) other than the validity of the Merger for state law purposes and its qualification as a tax free reorganization under Section 368(a)(1)(A) of the Code, any consequences arising under the laws of any state, locality, or foreign jurisdiction.

         This letter is solely for the information and use of you and the shareholders of Fairbanco and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

         We hereby consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name therein, including the Prospectus constituting a part thereof, and any amendments thereto.

                             Sincerely,

                             KILPATRICK STOCKTON LLP



                             By:      /s/ Scott M. Dayan
                                -----------------------------------------
                                   Scott M. Dayan, a Partner